

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Via fax (650) 645-3700

October 13, 2010

Peter I. Cittadini
President and CEO
Actuate Corporation
2207 Bridgepointe Parkway, Suite 500
San Mateo, CA. 94404

> **Re: Actuate Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 10, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Filed May 7, 2010**
> **Form 8-K Filed February 2, 2010**
> **Form 8-K/A Filed October 12, 2010**
> **File No. 000-24607**

Dear Mr. Cittadini:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief